Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30,
(Thousands of Dollars)	2023	2022

INCOME
Operating Revenues:
Utility Revenues	$975,166	$865,967
Exploration and Production and Other Revenues	990,142	974,258
Pipeline and Storage and Gathering Revenues	274,662	266,664
	2,239,970	2,106,889

Operating Expenses:
Purchased Gas	473,386	363,978
Operation and Maintenance:
Utility	203,420	186,568
Exploration and Production and Other	117,869	206,004
Pipeline and Storage and Gathering	148,485	133,181
Property, Franchise and Other Taxes	95,088	101,547
Depreciation, Depletion and Amortization	394,082	359,352
	1,432,330	1,350,630
Gain on Sale of Assets	—	12,736
Operating Income	807,640	768,995

Other Income (Expense):
Other Income (Deductions)	7,953	3,131
Interest Expense on Long-Term Debt	(113,706)	(120,461)
Other Interest Expense	(18,774)	(6,832)

Income Before Income Taxes	683,113	644,833

Income Tax Expense	121,781	149,992

Net Income Available for Common Stock	$561,332	$494,841

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$6.12	$5.42

Diluted:
Net Income Available for Common Stock	$6.08	$5.38

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	91,662,587	91,336,207

Used in Diluted Calculation	92,267,750	92,044,611